Exhibit 99.1

February 7, 2020

Lithium Americas and Ganfeng Lithium Announce
Caucharí-Olaroz JV Transaction and Provide Construction Update

Vancouver, Canada, February 7, 2020 - Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that it has entered into definitive agreements with Ganfeng Lithium Co., Ltd. (together with its subsidiaries, “Ganfeng Lithium”) in respect to their joint venture company, Minera Exar S.A. (“Minera Exar” or “JV”) (collectively, the “Transaction”). Minera Exar owns 100% of the Caucharí-Olaroz lithium project (“Caucharí-Olaroz” or the “Project“) currently under construction in Jujuy, Argentina. The Transaction includes the following provisions:

  Ganfeng Lithium has agreed to subscribe for new shares of Minera Exar for cash consideration of US$16 million increasing its interest from 50% to 51%, with Lithium Americas owning the remaining 49%.

  Both parties have agreed to the 2020 funding schedule, including investment of up to US$400 million, in accordance with the 2019 approved construction plan.

  Caucharí-Olaroz remains on budget and schedule to commence production in early 2021.

  Joint venture and related agreements will be amended as a result of the new ownership structure to preserve joint approval for substantive matters involving Minera Exar and to maintain the existing construction plan and management team.

  In addition, Lithium Americas will receive US$40 million in cash from the proceeds of non-interest- bearing loans from Ganfeng Lithium (additional details below).

"The Transaction with Ganfeng Lithium further strengthens our balance sheet while ensuring Caucharí-Olaroz construction continues to advance as planned," commented Jon Evans, the Company’s President and CEO. "For Lithium Americas, the Transaction reinforces our strategy of building a low-cost lithium operation in Argentina, and provides funding to advance our second flagship project, Thacker Pass, towards construction in Nevada.

"We remain firmly committed to investing in Argentina, Caucharí-Olaroz and the team at Minera Exar," said Xiaoshen Wang, Vice-Chairman and Vice-President of Ganfeng Lithium. "The Transaction provides increased financial flexibility and benefits to Ganfeng Lithium as we continue to invest in one of the largest and lowest cost sources of lithium carbonate globally alongside our partner, Lithium Americas.

Transaction Details

Under the terms of the Transaction, Ganfeng Lithium has agreed to subscribe for new shares of Minera Exar for cash consideration of US$16 million. Proceeds will be used by Minera Exar for the purpose of advancing the construction and development of Caucharí-Olaroz. Upon completion of the Transaction, the Company and Ganfeng Lithium will own 49% and 51% of Minera Exar, respectively.

In addition, Lithium Americas and Ganfeng Lithium have agreed to restructure Exar Capital BV (“Exar Capital” ), a jointly controlled entity which provides funding to Caucharí-Olaroz, to reflect the proportionate ownership of Minera Exar. As part of the Transaction, Ganfeng Lithium has agreed to provide US$40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loan will be used to repay intercompany loans owing to Lithium Americas, with US$20 million to be paid on closing of the Transaction and an additional US$20 million payable on August 1, 2020 (or such earlier date as the parties may agree).

In connection with the Transaction, the parties have agreed to a funding schedule, including investment of up to US$400 million, in accordance with the 2019 approved construction plan. The revised structure of the

JV, as set out in the Transaction, will improve Ganfeng Lithium’s financial flexibility and position regarding regulatory approvals in China.

The parties have also agreed to an interim funding structure that would be implemented to maintain continuity of project funding until closing the Transaction, by which Lithium Americas would draw down funds under its loan facilities (the subordinated loan facility with Ganfeng Lithium and the senior credit facility with Ganfeng Lithium and BCP Innovation Pte. Ltd.). Proceeds of the loans would be used to fund Minera Exar with Ganfeng Lithium providing proportionate contributions on completion of the Transaction.

Upon completion of the Transaction, Ganfeng Lithium will become a controlling shareholder of Minera Exar while Lithium Americas will receive fulsome minority shareholder protections. The amended shareholders agreement will continue to require joint approval for substantive business decisions including material changes to:

  Funding plans

  Construction program

  Project design and process

  Capital and corporate structure

  Production output level

  Capital investment plan (including expansions)

Minera Exar will remain the operator of Caucharí-Olaroz and have agreed that Lithium Americas will enter into a management services contract with Ganfeng Lithium which will provide for the continued services of the Company’s senior management, including Gabriel Rubacha as CEO and Franco Mignacco as President of Minera Exar.

Caucharí-Olaroz Construction Update

Construction activities at Caucharí-Olaroz continue to advance in accordance with the 40,000 tonne per annum (“tpa”) of battery-quality lithium carbonate construction plan approved in Q3 2019. There are currently close to 900 construction personnel on site, with 275 full-time employees in Jujuy, Argentina. The construction program, which is approximately 31% complete, continues to advance on schedule and on budget, with construction scheduled to be substantially mechanically complete by the end of 2020.

Construction Status Update:

  The Project remains on budget and schedule to commence production in early 2021.

  As of December 31, 2019, US$280 million (50%) of the planned capital expenditure has been committed of which US$181 million (32%) has been spent.

  Contracts associated with the 33 kV powerline and the 13.2 kV distribution lines were awarded, the contractors were mobilized and the development activities have commenced.

  The gas pipeline contract was awarded and the contractor commenced development activities at site.

  The construction camp has close to 1,000 beds available and completion of the operations camp is expected by the end of Q1 2020.

  Earthworks for the carbonate plant site have been completed.

  87% of the total planned earthworks for the 12 square kilometer (“km2”) evaporation pond layout are completed and 33% of liner has been installed.

  The concrete foundation for the boron solvent extraction (“SX”) plant is approximately 33% advanced.

  Construction of buildings for storage of soda ash, reagents, finished products and other warehouses is 75% complete.

Evaporation Ponds & Production Wells

Construction of the remaining 13% of the earthworks for the 12 km2 of planned solar evaporation ponds is scheduled to be finalized by the end of Q1 2020, followed by completion of the remaining 67% of liner installation required to finalize the entire area in early Q3 2020. Currently, there are 15 production wells completed and 11 in progress, with 7 drilling rigs operating at site. Approximately 4.3 million cubic meters (“m3”) of brine has been pumped into the ponds for initial evaporation and process testing.

Infrastructure

Construction of the access roads and platforms for the wells is 94% complete. Gas pipeline engineering is complete, the pipes are at site and construction is underway. The engineering, purchase and construction for the main 33 kV power line and 13.2 kV distribution line has been awarded to provide power to the ponds and plant and the contractor was mobilized.

Lithium Carbonate Plant

The majority of the critical, long-lead-time equipment is currently under fabrication, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer, and boilers. Lime plant equipment has been received at site and construction has started. The boron removal SX plant foundations are well advanced. The civil works contractor for the crystallizer/KCl removal plant has been selected and construction will commence following the completion of the SX plant. The first SX plant equipment is scheduled to arrive at site this month followed by the crystallizer equipment. Construction of the soda ash and finished products storage facilities are complete and additional warehouses are well advanced.

Capital Expenditures

Pre-production capital cost estimates for Caucharí-Olaroz, including a contingency, remain unchanged at US$565 million of which approximately US$181 million has been spent as of December 31, 2019. Approximately US$280 million of the total has been committed and remains within the budget. To date, most of the major contracts have been awarded or are ready to be awarded.

2020 Construction Schedule - Major Milestones:

  Pond completion by the end of first Q1 2020 with liner installation finalized by early Q3 2020.

  Lime plant to be completed by the end of Q2 2020 followed by commissioning and start up.

  Power line and gas pipeline are scheduled to be completed in early Q3 2020.

  Carbonate plant civil works to be completed in early Q3 2020.

  SX Boron Extraction plant is scheduled to be completed in early Q4 2020.

  Crystallizer/KCl removal plant is scheduled to be completed in Q4 2020.

Transaction Approvals & Closing

The Transaction constitutes a “related party transaction”, as defined under Multilateral Instrument 61-101 (“MI 61-101”) as Ganfeng Lithium is considered a “related party” (as defined in MI 61-101) to the Company. Ganfeng Lithium is a significant shareholder of Lithium Americas, holding approximately 16.7% of the Company’s outstanding common shares as of the date of this press release. MI 61-101 provides that where an issuer borrows from a related party or sells, transfers or disposes of an asset to a related party, those transactions may be considered “related party transactions” for the purposes of MI 61-101. The Company has determined that the Transaction would not be subject to either the formal valuation or minority shareholder approval requirements, respectively, set out in MI 61-101 on the basis of the exemptions in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, being that the fair market value of the Transaction does not exceed 25% of Lithium Americas market capitalization (calculated in accordance with MI 61-101).

Lithium Americas formed a special committee (“Special Committee”) of independent directors to: (i) oversee the identification of strategic alternatives; (ii) evaluate strategic alternatives, including the Transaction; and (iii) supervise the negotiation and settlement of such alternatives, including the Transaction. The Special Committee retained National Bank Financial Inc. (“NBF”) as its financial advisor, and Miller Thomson LLP, as independent legal counsel. The Special Committee deliberated extensively in discharging its mandate. The Special Committee, having taken into account a fairness opinion of NBF (delivered orally) and such other matters it considered relevant and after receiving legal and financial advice, unanimously recommended that the board of directors of the Company approve the Transaction.

Cassels Brock & Blackwell LLP acted as legal advisor to Lithium Americas.

Closing of the Transaction is subject to receipt of all required regulatory approvals, consent of Lithium Americas’ senior lenders, settlement of an amended and restated shareholder agreement and other definitive agreements, and other customary closing conditions. The Transaction is expected to be completed by Q3 2020; however, there can be no assurance regarding timing of completion of the regulatory review process.

Qualified Person

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification, and QA/QC procedures as contained in the technical report for the Project titled “NI 43-101 Technical Report Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Caucharí-Olaroz Salars, Jujuy Province, Argentina” with an effective date of August 19, 2019, a copy of which is available on the Company’s Sedar profile at www.sedar.com.

About Ganfeng Lithium

Ganfeng Lithium is one of the largest lithium product makers in China, with a diverse product mix including lithium carbonate, lithium chloride, lithium fluoride, lithium metal, and butyl lithium. Ganfeng Lithium’s business model is mainly procuring lithium minerals, both of spodumene and brine, from upstream suppliers and processing those materials into high-quality lithium products. Founded in 2000, Ganfeng Lithium is listed on the Shenzhen Stock Exchange and Hong Kong Stock Exchange (HKEX: 1772, SZSE: 002460).

About Lithium Americas

Lithium Americas is focused on advancing Caucharí-Olaroz, which is under construction in Jujuy, Argentina. Lithium Americas, through a wholly owned subsidiary, Lithium Nevada, owns 100% of the Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol LAC .

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains forward-looking information and forward-looking statements (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the timing and completion of each component of the Transactions, including, without limitation, receipt of all required regulatory approvals in connection therewith; statements regarding anticipated decision-making with respect to Minera Exar;

anticipated rates of production at Caucharí-Olaroz; successful development of Caucharí-Olaroz , including timing of various construction milestones, timing for commencement of production, anticipated levels of production, and results thereof and the Company’s ability to successfully fund, or remain fully funded for, such development; accuracy of estimates of mineral resources, whether mineral resources can ever be converted into mineral reserves, the continued advancement of the 40,000 tpa development plan for Caucharí-Olaroz; , that the Company is able to successfully monetize any increase in off-take from any such increased development plan and the expected benefits from the Transactions and other transactions described herein, including successful closing and timing thereof.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, successful closing of the Transactions and other transactions described herein, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in transactions similar to the Transactions, successful completion of all conditions precedent thereto (including receipt of all regulatory approvals in connection therewith), inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.